Exhibit 12.3

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Millions of Dollars)

	For the Six Months Ended		For the Years Ended December 31,
	June 30, 2012	June 30, 2011	2011	2010	2009	2008	2007
Earnings
Net income for common stock	$436	$426	$978	$893	$781	$783	$844
Preferred stock dividend	3	6	11	11	11	11	11
(Income) or loss from equity investees	—	—	—	2	(1)	—	(2)
Minority interest loss	—	—	—	—	—	—	—
Income tax	209	220	558	495	404	397	392

Pre-tax income for common stock	$648	$652	$1,547	$1,401	$1,195	$1,191	$1,245

Add: Fixed charges*	287	284	561	578	582	520	487
Add: Distributed income of equity investees	—	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—	—

Earnings	$935	$936	$2,108	$1,979	$1,777	$1,711	$1,732

* Fixed charges and preferred stock dividends
Interest on long-term debt	256	253	505	520	518	458	411
Amortization of debt discount, premium and expense	10	10	18	17	16	16	17
Interest capitalized	—	—	—	—	—	—	—
Other interest	10	10	16	19	27	25	39
Interest component of rentals	11	11	22	22	21	21	20
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—	—

Fixed charges and preferred stock dividends	$287	$284	$561	$578	$582	$520	$487

Ratio of Earnings to Fixed Charges	3.3	3.3	3.8	3.4	3.1	3.3	3.6